Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                           Commission File No:  001-01098

        On March 2, 2000, officers of NiSource made the following presentation in New York City to a group of analysts from various investment banks and institutions.

                        TEXT OF ANALYST PRESENTATION

                       [NISOURCE LOGO]

                                      [COLUMBIA ENERGY LOGO]

                    CREATING VALUE IN THE ENERGY CORRIDOR

                                March 2, 2000

      These materials contain forward-looking statements as defined in
        Section 21E of the Securities Exchange Act of 1934, including statements about future business operations and financial performance.
    These statements involve risks and uncertainties inherent in business forecasts, and actual results could differ materially from those indicated in these statements. A number of these risks and uncertainties are discussed in NiSource s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on November 12,
                                    1999.





                                                                        1

   CAPITALIZING ON THE ENERGY CORRIDOR
   ---------------------------------------------------------------------

   [Graph - Corridor Highlights]

   * 40% of US energy consumption
   * 30% of US population
   * 127,000 MW of new gas fired generation
   * 24 Bcf/d of new interstate gas pipeline capacity

      [Graph - Regional map of the United States depicting states which NiSource serves]





                                                                        2

   THE PREMIER COMPETITOR
   ---------------------------------------------------------------------

            [Graph - Map depicting certain operations of various
                  NiSource entities in the Energy Corridor]





                                                                        3

   BUILDING FOR TOMORROW
   ---------------------------------------------------------------------

   *    Broad platform to maximize opportunities

        -    4.1 million electric, gas, water and propane customers
        -    Gas distribution in 9 states
        -    Pipeline operations in 16 states

   * Skills to procure, deliver and risk manage the commodity around the assets

   [CHART]

                                              Commodity
       Upstream                               Distribution                            Downstream
       --------                               ------------                            ----------
       * 19,000 Miles of Pipeline             * Regulated Utilities                   * Energy Related Products

       * 700 Bcf of Gas Storage               * Customer Growth                       * Cogeneration
       * Marketing Services                                                           * Distributed Generation

       * Gas Optionality                                                              * Commodity Conversion

       * Electric Optionality





                                                                        4

   CREATING VALUE
   ---------------------------------------------------------------------

                   . . .With Lower Risk and Higher Returns

   *    Regulated Businesses

        -    Positive regulatory relationships
        -    Aggressive cost efficiencies
        -    Pursue incentive opportunities

   *    Related Diversification

        - Leverage existing asset base into knowledge based businesses with high returns
        -    Integrating existing businesses into growth markets

   *    Creating New Business Opportunities in Growth Markets

        -    BTU arbitrage
        -    Total energy management

   * Maintain strong financial profile: Solid investment grade ratings





                                                                        5

   THE RIGHT ASSETS MAKE ALL THE DIFFERENCE
   ---------------------------------------------------------------------

                                  15% CAGR

      [Graph - Chart depicting projections of Net Income from 2001-2005 for Distributed Generation, Electric Optionality,
                     Gas Optionality and Base Business]





                                                                        6

   A GREAT TRANSACTION
   ---------------------------------------------------------------------

   * "Columbia acquisition price is approximately 20% below the average for gas utility acquisitions announced in the last 12 months" -- A.G. Edwards & Sons

        -    Weighted average economic value of $71.03 per share(1)

   *    Asset sales

        -    Minimize equity needs or reduce leverage
        - Identified over $1 BN of asset sales: Expect at least $923 MM in after tax proceeds
        - Likely that over $500 MM in asset sales will be completed by year-end 2000
        -    Sale program to be completed by June 30, 2001

   *    Dividend Policy

        -    Committed to maintaining current profile
        -    Dividend growth will continue to track net income growth

   --------------------
   (1) Based on NiSource closing price on 2/25/2000 and assuming 70% / 30% cash/stock election.





                                                                        7

   THE TRANSACTION STRUCTURE
   ---------------------------------------------------------------------

               [Graph - Chart depicting transaction structure, target debt ratings, debt and preferred stock]





                                                                        8

   SOURCES AND USES
   ---------------------------------------------------------------------

                                Sources                                                        Uses
       ---------------------------------------------------------         -------------------------------------------------
       SOURCES                                $MM           %           USES                                     $MM
                                              ---           -                                                    ---

       Debt Financing                          $3,685         61%       Purchase Price
                                                                        ($72.07/Share)                               $5,966
       SAILS[SM]                                  102          2%       Transaction Costs                                98
                                                                                                                     ------

       Asset Sales/Cash on Hand                 1,023         16%

       Common Equity                            1,253         21%       TOTAL USES                                   $6,063
                                               ------        ----                                                    ======

       TOTAL SOURCES                           $6,063        100%
                                               ======        ====

     (1) Assumes 21% stock election.





                                                                        9

                 PRO FORMA FINANCIAL PROFILE:  BASE BUSINESS

       (Dollars in Millions, except per share data)      2001       2002     ASSUMPTIONS
       --------------------------------------------     -----       -----    -----------
       NiSource Net Income                               260.0       280.8   $2.08 in 2001 (First Call Consensus) and
                                                                             $2.25 in 2002 (8% growth)

       Columbia Net Income                               380.0       418.0   $4.59 in 2001 (First Call Consensus) and
                                                                             $5.05 in 2002 (10% growth)
       Asset Sale Forgone Net Income                     (24.7)      (30.0)  $617 MM of after-tax proceeds from non-core
                                                                             assets sales by Jan 2001, and additional
                                                                             $306 MM by June 2001

       After-tax Synergies(1)(2)                          62.4        90.4   Pre-tax synergies of $98 MM in 2001 and $141
                                                                             MM in 2002

       Goodwill / Write Up                               (88.9)      (88.9)  $3.56 BN of Goodwill/Asset write up over 40
                                                                             years

       After-tax Interest of Acquisition Debt(2)        (196.5)     (200.5)  $4 BN of initial debt reducing to $3.7 BN by
                                                                             June 30, 2001.  Blended cost of debt: 8% in
                                                                             2001 and 8.5% thereafter.
       After-tax Imputed Interest of SAILS(2)             (6.5)       (7.0)  Interest accreting per annum on beginning
                                                                             balance of $124 MM

       Aftertax Interest Benefit of Debt                   4.8        15.9   Debt paydown at midyear using FCF of $188 MM
       Reduction(2)                                                          in 2001 and $209 MM in 2002

       PRO FORMA NET INCOME                             $390.6      $478.6

       COMBINED EPS                                      $1.95       $2.39
       ACCRETION (DILUTION)                             ($0.13)      $0.15

       COMBINED EPS -- PRE GOODWILL                      $2.40       $2.84

       ACCRETION (DILUTION) - PRE GOODWILL               $0.32       $0.59
       Pro Forma Shares Outstanding                      200.1       200.1   124.1 million shares pre-merger plus 75.9
                                                                             million issued assuming 21% stock election
                                                                             at $16.50 or lower


     ---------------------
     (1) Excludes one-time charges.
     (2) 36% effective tax rate.





                                                                       10

   REALISABLE SYNERGIES
   ---------------------------------------------------------------------

       (Dollars in Millions)

                                                  2001            2002            2003            2004            2005
                                                  ----            ----            ----            ----            ----
       DISTRIBUTION
          Revenue                                      $1.5            $7.7           $11.5           $15.8           $18.1

          Cost                                         15.3            19.1            22.6            27.8            29.5

       TRANSMISSION

          Cost                                          8.7            13.9            15.3            17.3            17.8
       CORPORATE                                       72.1           100.6           106.5           112.7           119.6

       TOTAL SYNERGIES                                $97.6          $141.3          $155.9          $173.6          $185.0

      Expect to identify further savings once complete review with Columbia





                                                                       11

   6-9% OF COMBINED NON-FUEL O&M
   ----------------------------------------------------------------------
   -

           [ Graph - Bar Chart depicting pretax cost synergies and revenue enhancements from 2001 to 2004]

                                 2001       2002       2003       2004
                                 ----       ----       ----       ----

    Cost savings % of Pro
    Forma                        5.8%       8.1%       8.6%       9.4%
    Combined Non-Fuel O&M

    Cost savings % of
    Columbia                     9.6%       13.2%     14.2%      15.6%
    Non-Fuel O&M





                                                                       12

   MINIMIZING RISK
   ----------------------------------------------------------------------
   -

   *    Stock Election

        - Focused on retail shareholders (20% of Columbia shareholder base)
        -    Provides tax free exchange
        -    Significant dividend accretion
        - If less stock elected, increase level of asset sales: domestic businesses that are attractive and readily saleable

   *    Minimal Regulatory Risk

        - Columbia management incentivized to proactively spearhead the transition process
        -    Dominion/CNG completed in 8-1/2 months
        - Low rates, strong regulatory settlements, existing customer choice and open access programs minimize state regulatory pressures

   *    Pro Forma Credit Profile similar to Dominion/CNG

        -    Intend to proactively manage interest rate exposure
        -    Lower business risk profile
        -    Approximately 90% of EBIT from regulated businesses





                                                                       13

   SOLID INVESTMENT GRADE
   --------------------------------------------------------------------

                       Pro Forma Credit Statistics(1)
                                                    2001            2002
                                                    ----

    NiSource EBITDA                               $911.0          $966.0
    Columbia EBITDA                                1,057           1,120

    EBITDA/Interest                                3.09x           3.39x
    Pre-Tax Int. Coverage                          2.19x           2.42x

    Debt/Capital                                   69.4%           66.7%

   (1)  Projections incorporate identified synergies.

                                                  Comparable Credit Analysis(1)
         ---------------------------------------------------------------------------------------------------------------

                                                Dominion             Reliant                                    TXU
                                              Resources(2)            Energy                AEP                Corp.
                                            ---------------      ---------------      ---------------     ---------------
       Unsecured Ratings                            Baa1/BBB+           Baa1/BBB+            Baa1/BBB+             Baa3/BBB

       EBITDA/Interest                                   3.7x                3.4x                 3.3x                 2.8x
       Pretax Int. Coverage                              2.3x                1.7x                 2.0x                 1.9x
       Debt/Capital                                     68.4%               66.8%                61.5%                68.5%


     (1) Per Moody s Power Company Sourcebook and S&P Utilities Ratings Service for the 12 months ended June 30, 1999.
     (2) 2000E Pro forma for merger with CNG.





                                                                       14

   COMPLETION IN 6-9 MONTHS
   ----------------------------------------------------------------------

                                                                  YEAR 2000
                   --------------------------------------------------------------------------------------------------------
                  MARCH(1)     APRIL      MAY        JUNE      JULY      AUGUST   SEPTEMBER   OCTOBER   NOVEMBER   DECEMBER
                  --------     -----      ---        ----      ----      ------   ---------   -------   --------   --------
     Shareholder                       Mail Proxy                       Share-
     Approval                                                           holder
                                                                        Approval
     FERC          Filing              Commission                                 Approval
                                         Review
     Hart-Scott                                               Filing    Approval
     Rodino
     State       File:  KY,                                                       Approval
     Filings       OH, MD,
                   PA, VA

     SEC          1935 Act             Commission                                                       Approval
                   Filing                Review

     (1) Signing of merger agreement.

      Similar Process and Timing to NiSource / Bay State and Dominion / CNG





                                 APPENDIX A

   TRANSACTION TERMS
   ----------------------------------------------------------------------

   *    Columbia shareholders may elect to receive:

        - $70 in cash and $2.60 face value SAILS[SM] for up to 100% of outstanding Columbia shares
        -    $74 in stock for up to 30% of outstanding Columbia shares

   * "Fixed value/fixed ratio" collar structure preserves upside price appreciation for NiSource shareholders while protecting against downside price movements

        - If NiSource stock price > $16.50, exchange ratio is $74 divided by NiSource stock price
        -    If NiSource stock price < $16.50, exchange ratio is fixed at
             4.4848





                                                                       16


   TRANSACTION TERMS
   ----------------------------------------------------------------------

   *    SAILS[SM]

        - $90 MM -- $100 MM issuance (fair value) depending on shareholder election
        -    0% dividend payments with 40% conversion premium
        - NiSource issues stock 4 years after closing calculated as follows:

             - If NiSource stock is less than or equal to $16.50, NiSource issues 0.16 shares
             - If NiSource stock is > $16.50 and < $23.10, NiSource issues shares equal to $2.60 divided by NiSource stock price
             - If NiSource stock is greater than or equal to $23.10, NiSource issues 0.11 shares


        This analyst presentation contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

        NiSource and the new holding company will be filing a registration statement, which will contain a joint proxy statement/prospectus of NiSource and Columbia Energy, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to receive the joint proxy statement/prospectus and other





                                                                       17


        documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue,
        Merrillville, Indiana 46410 or from Columbia Investor Relations at 13880 Dulles Comer Lane, Herndon, Virginia 20171.